 Exhibit (a)(1)(C)
Offer to Purchase
Up to 2,222,222 Shares of Common Stock of
LANDS’ END, INC.
at
$45.00 per share in cash, without interest and less any applicable tax withholding by
LEWHP, LLC
a wholly owned indirect subsidiary of
WH TOPCO, L.P. (d/b/a WHP Global)
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON MARCH 26, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
February 26, 2026
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by LEWHP, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned indirect subsidiary of WH Topco, L.P., a Delaware limited partnership (“WHP Global”) (d/b/a WHP Global), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase (the “Offer”) up to 2,222,222 of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Lands’ End, Inc., a Delaware corporation (“Lands’ End”), in exchange for $45.00 per Share in cash, without interest and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal.
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, the conditions set forth in Section 15 of the Offer to Purchase, including, among others, the requirement that the closing of the Transactions (as defined below) occurs substantially concurrently with the closing of the Offer. Purchaser will not close the Offer unless the Transactions are closed substantially concurrently therewith. There is no financing condition to the Offer or the Transactions.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1. The Offer to Purchase;
2. The Letter of Transmittal (including Internal Revenue Service Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients; and
3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.
We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute past 11:59 p.m., Eastern Time, on March 26, 2026 (the “Expiration Time”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Purchase Agreement (as defined below), in which case the term “Expiration Time” means such subsequent time on such subsequent date. Purchaser is not providing for guaranteed delivery procedures. Therefore, Lands’ End stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”), which end earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday.
The Offer is being made pursuant to a Membership Interest Purchase Agreement, dated as of January 26, 2026 (as it may be amended from time to time, the “Purchase Agreement”), by and among Lands’ End, Lands’ End Direct Merchants, Inc., a Delaware corporation and wholly owned subsidiary of Lands’ End, Purchaser, WH Borrower, LLC, a Delaware limited liability company and wholly owned subsidiary of WHP Global, and WHP Global. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase, including, among others, the requirement that the closing of the Transactions (as defined in the Offer to Purchase) occurs substantially concurrently with the closing of the Offer. Purchaser will not close the Offer unless the Transactions are closed substantially concurrently therewith. There is no financing condition to the Offer or the Transactions.
For the avoidance of doubt, the Offer will not close, and no payment for tendered Shares will be made, until after the Expiration Time has passed and all Offer Conditions have been satisfied or waived. If the closing of the Transactions is delayed beyond April 2, 2026, Purchaser expects to extend the Offer (subject to the Outside Date, as defined in the Offer to Purchase) for such period(s) as necessary for the Offer and the Transactions to close substantially concurrently. The Offer will not close unless the Transactions close.
For Shares to be validly tendered to the Purchaser pursuant to the Offer, Computershare Trust Company, N.A., the depositary and paying agent for the Offer (in such capacity, the “Depositary”), must be in timely receipt of (i) to the extent the Shares are not already held with the depositary, the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time.
Neither WHP Global nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Tendering stockholders who are holders of record of their Shares and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer.
Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Printed copies or additional electronic copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent upon request.
Very truly yours,
GEORGESON LLC
Nothing contained herein or in the enclosed documents shall render you the agent of WHP Global, Purchaser, the Information Agent, the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:
51 West 52nd Street, 6th Floor
New York, NY 10019
Shareholders, Banks and Brokers
Call Toll Free: 866-946-2345
Outside the U.S.: 283-224-9035
Email: landsend@georgeson.com